300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com		Facsimile: (312) 862-2200

February 25, 2013

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	John Reynolds

Brigitte Lippmann

Shaz Niazi

Re:	U.S. Silica Holdings, Inc.

Registration Statement on Form S-3

Filed February 1, 2013

File No. 333-186406

Ladies and Gentlemen:

On behalf of U.S. Silica Holdings, Inc. (the “Company”), we are writing to respond to the comment raised in the letter to the Company, dated February 15, 2013, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the Company’s registration statement on Form S-3 (the “Registration Statement”). In order to facilitate your review, we have repeated the Staff’s comment in its entirety below. Once the Staff and the Company agree on changes, if any, to be made to the Registration Statement, the Company will file Amendment No. 1 to the Registration Statement. The Company notes for the Staff’s benefit that it will change the defined term “parent LLC” to “GGC Holdings” in future filings to better reflect the relationship GGC Holdings has with the Company as described below.

General

1.	We note that you are registering the offering of 41,176,471 shares of common stock on behalf of GGC USS Holdings, LLC, which is your parent LLC. Because of the magnitude of the proposed offering being registered for resale relative to the number of shares held by non-affiliates, as well as the relationship of the selling shareholder to the company, it appears that the selling shareholder may not rely on Rule 415(a)(1)(i) to register a secondary offering and instead the offering represents a primary offering under Rule 415(a)(1)(x). Accordingly, please revise to identify the selling stockholder as an underwriter within the meaning of Section 2(11) of the Securities Act and revise your prospectus to reflect that this is a primary offering. Please refer to Securities Act Forms C&DI 116.15, which is available on our website.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

February 25, 2013

Response:

In an effort to assist registrants in determining whether an offering by selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling shareholders have held the shares;

•	the circumstances under which the selling shareholders have received the shares;

•	the relationship of the selling shareholders to the issuer;

•	the number of shares being sold;

•	whether the selling shareholders are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of up to 41,176,471 shares (the “Shares”) of common stock of the Company by GGC USS Holdings, LLC (“GGC Holdings”) is not, and should not be considered, a primary offering of the Shares to the public and that GGC Holdings is not, and should not be considered to be, acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). We respectfully submit that the Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act and that no additional disclosure be required of GGC Holdings.

A. How Long GGC Holdings Has Held the Shares

The Shares to be registered pursuant to the Registration Statement on behalf of GGC Holdings were issued by the Company in contemplation of the acquisition of U.S. Silica Company from Hourglass Acquisition I, LLC, as discussed further below. In exchange for an equity contribution of approximately $120 million, the Company issued 1,000 shares of common

Securities and Exchange Commission

February 25, 2013

stock to GGC Holdings in November 2008, which subsequently became 50,000,000 shares of common stock following a 1-for-50,000 stock split in July 2011. As part of the Company’s initial public offering on January 31, 2012 (the “IPO”), the Company registered and GGC Holdings sold 8,823,529 shares of this common stock. Accordingly, GGC Holdings has owned, and has borne the market risk on, all of the Shares the Company proposes to register on the Registration Statement since November 2008, a period of approximately 51 months or over four years. The fact that GGC Holdings has owned the Shares for such a significant period of time clearly evidences its investment intent.

B. The Circumstances Under Which GGC Holdings Received the Shares

The Company was organized on November 14, 2008 and the Shares were acquired by GGC Holdings in conjunction with its investment decision to provide an approximately $120 million capital contribution to the Company in exchange for 1,000 shares of its common stock in a bona fide private placement transaction (the “Investment”). The Company used this equity contribution as part of the consideration for the acquisition of Hourglass Acquisition I, LLC, and more importantly, its sole operating subsidiary, U.S. Silica Company, on November 25, 2008 for a total purchase price of approximately $310.4 million. The Investment was the result of arms-length negotiations between the Company and GGC Holdings and, as part of the Investment, GGC Holdings made customary investment representations, including that the common stock that GGC Holdings would be acquiring was being acquired for investment purposes and that GGC Holdings had no present intention of distributing any of the common stock in violation of applicable laws and had no direct or indirect arrangement or understandings to distribute or regarding the distribution of the common stock. GGC Holdings entered into the Investment with the view that it would bear the market risk of holding the Shares as an investment—and not with a view to distribution. For GGC Holdings, the registration of the Shares was a condition subsequent to the consummation of the Investment, not a condition precedent. As a result, GGC Holdings has definitively borne the risk that the Company would fail or be unable to register and/or monetize the Shares.

In addition, according to Yahoo! Finance, the three-month average daily trading volume of the Company’s common stock as of February 21, 2013 was approximately 434,334 shares. If GGC Holdings were to liquidate its position in the Shares in the open market, it would take approximately 95 trading days for it to do so at that volume, assuming no other person sold a single share of stock during that entire period. Assuming no holidays and accounting for weekends, this would require a period of almost four months of consecutive trading. No rational investor would purchase such a large block of shares with the intent of effecting a distribution in this way. The current float in the Company’s common stock would render any attempt to distribute the Shares in this manner realistically impossible—the market for the common stock simply could not absorb that much activity. In this situation, for all practical purposes, GGC Holdings is locked into its investment absent a strategic acquisition or other M&A event, or the Registration Statement that will allow it to monetize its investment in an orderly manner from time to time as market opportunities arise.

Securities and Exchange Commission

February 25, 2013

C. The Relationship of GGC Holdings to the Company

The Company does not have an underwriting relationship with GGC Holdings. As discussed above, GGC Holdings acquired the Shares in a negotiated transaction for the fair market value on the date of issuance and represented to the Company that it was acquiring the Shares for its own account and not with a view towards distribution, and that it did not have any agreement or understanding, directly or indirectly, with any person to distribute the Shares.

GGC Holdings had no prior relationship with the Company before the consummation of the Investment in November 2008. Pursuant to a Director Designation Agreement entered into on January 31, 2012 (the “Director Designation Agreement”), GGC Holdings does have the right to nominate designees to the Company’s Board of Directors, subject to certain conditions. Of the seven directors on the Company’s Board of Directors as of the date of this letter, only two are Managing Directors of Golden Gate Capital (three directors are independent and two directors are current or former members of management). GGC Holdings does not have any special contractual rights as a stockholder of the Company other than under the Company’s organizational documents, the Director Designation Agreement and the Registration Rights Agreement discussed below.

The current Registration Statement has been filed by the Company as a result of demand registration rights exercised by GGC Holdings. The Company and GGC Holdings entered into this registration rights agreement on January 31, 2012 (the “Registration Rights Agreement”), in connection with the IPO and as a successor to an agreement that was entered into by the parties in 2008. The registration rights granted to GGC Holdings under the Registration Rights Agreement are traditional registration rights and are not indicative of any present intention of GGC Holdings to sell or distribute the Shares, much less sell or distribute the Shares on behalf of the Company. The decision to exercise these registration rights now and request that the Shares be registered with the SEC was made solely by GGC Holdings and not the Company. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. Absent GGC Holdings’ contractual registration rights, the Company would not be filing the Registration Statement, and the Company will not receive any proceeds from any subsequent sale of the Shares. GGC Holdings negotiated the customary registration rights set forth in the Registration Rights Agreement for a variety of business reasons, and, in any case, the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering.

Moreover, the Staff has noted in its Securities Act Compliance and Disclosure Interpretation 116.15 (“C&DI 116.15”) that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” As such, the Company believes that the Offering is indeed a genuine secondary offering.

Securities and Exchange Commission

February 25, 2013

D. The Number of Shares Being Registered

The Company acknowledges the large amount of shares of common stock involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

The Company believes that these interpretive provisions make clear that a holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company has been informed that GGC Holdings has no agreements or understandings with any person with respect to the distribution of the Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

Securities and Exchange Commission

February 25, 2013

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that GGC Holdings has conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, such as GGC Holdings’ represented investment intent, the identity of GGC Holdings and the relationship of GGC Holdings to the Company, support the characterization of the offering as secondary in nature.

E. Whether GGC Holdings Is In the Business of Underwriting Securities

The Company is advised that GGC Holdings is not in the business of underwriting securities and is not a registered broker-dealer. GGC Holdings is an investment holding company and an affiliate of Golden Gate Capital (“Golden Gate Capital”). Golden Gate Capital is a private equity firm with approximately $12 billion in committed capital under management among a multitude of funds specializing in change-intensive investments in a variety of business fields and industrial areas and is not in the business of underwriting securities. According to representations of GGC Holdings that the Company relied upon in the course of the Investment transaction, GGC Holdings acquired the Shares for investment purposes and not with a view of distribution. The Company has no basis to believe that these representations are not true.

F. Whether Under All Circumstances It Appears That GGC Holdings Is Acting as a Conduit For the Company

GGC Holdings is acting on its own behalf and not on behalf of the Company. GGC Holdings has borne for four years, and continues to bear, the full economic and market risk of its investment in the Company. The totality of the facts and circumstances surrounding the Offering demonstrates that GGC Holdings is not acting as a conduit in a distribution to the public. Rather, it is acting for its own account as an investor in an arms-length transaction with the Company. The Company believes that the following factors weigh in favor of the conclusion that the Offering is a valid secondary offering:

•	the Shares to be registered pursuant to the Registration Statement were issued in connection with the bona fide decision of GGC Holdings to engage in a long-term investment in the Company;

Securities and Exchange Commission

February 25, 2013

•	GGC Holdings has borne the risk of investment by holding the Shares for more than four years and acquired the Shares in a negotiated, private placement transaction involving certain representations provided by GGC Holdings as to its investment intent;

•	GGC Holdings acquired the Shares for their fair market value and did not receive any placement fees or commissions from the Company in connection therewith;

•	the Company filed the Registration Statement to comply with the provisions set forth in a Registration Rights Agreement with GGC Holdings and will receive no financial benefits from any future sale of the Shares;

•	the Staff’s prior position in C&DI 116.15 concludes that affiliates are not automatically deemed to be alter-egos of issuers and may validly engage in secondary offerings;

•	GGC Holdings is an investment holding company and an affiliate of Golden Gate Capital, which is in the business of private equity investing, not underwriting securities;

•	only two of the seven current members of the Company’s Board of Directors are Managing Directors of Golden Gate Capital; and

•	the amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior positions taken in C&DI 612.12 and C&DI 216.14.

Finally, the Company also notes that this is not a “toxic” PIPE transaction or transaction involving warrants or convertible notes in which a company is attempting to create a public market for its securities by registering securities on a secondary basis that it could not register on a primary basis (the Company currently has a non-affiliate market float of over $200 million). Rather, this is a registration involving an already publicly-traded company of shares that have been held for more than four years by a shareholder principally owned by a private equity firm exercising its demand registration rights.

Based on the foregoing considerations, we believe and respectfully submit that GGC Holdings is not acting as a conduit for the sale of shares to the public, that the registration of the Shares for resale by GGC Holdings pursuant to the Registration Statement is a true secondary offering under Rule 415(a)(1)(i) and that there is no risk to the investing public if the Registration Statement is declared effective.

* * * *

Securities and Exchange Commission

February 25, 2013

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Christine C. Marshall
U.S. Silica Holdings, Inc.

Stephen D. Oetgen
Golden Gate Capital